April 22, 2010

By U.S. Mail and facsimile (818) 591-3838

Ms. Lynda J. Nahra
President and Chief Executive Officer
Community West Bancshares
445 Pine Avenue
Goleta, CA 93117

> **Re: Community West Bancshares**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **File No. 333-165817**
> <u>**Filed April 16, 2010**</u>

Dear Ms. Nahra:

We have monitored your Amendment No.1 to Registration Statement Form S-1 and your April 16, 2010 response to our comment letter dated March 31, 2010 with respect to the following comments. Where indicated, we think you should revise your document in response to our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Amendment No. 1 to Registration Statement on Form S-1 filed April 16, 2010</u>
<u>General</u>

1. Please disclose in a Q/A, Risk Factor and/or elsewhere as appropriate how you anticipate making interest payments on the Debentures considering the limited amount of funds you anticipate retaining from the offering, the limited amount of liquid assets (i.e. cash and cash equivalents on the parent company only balance sheet) you hold and the fact that Community West Bank cannot legally pay you dividends at this time. Additionally, disclose how you considered your obligation to pay other material operating expenses, for example, TARP CPP- Preferred dividends on your Perpetual Preferred Stock.

Q: What if the Company misses an interest payment?

2. We note your response to comment 2 of our letter dated March 31, 2010. Please revise this Q/A to include the information disclosed under the "Interest Payments" section on page 31. Specifically, please clearly disclose that under the terms of the Debentures you may defer interest payments if Community West Bank "is prohibited from declaring and paying dividends to the Company in an amount sufficient to cover interest payments on all Debentures." This fact should also be included in your Risk Factors section where appropriate.

   Also include in this Q/A that all deferred interest will be payable without demand.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact either Eric Envall at (202) 551-3234 or me at (202) 551-3434 with questions.

Sincerely,

Michael Clampitt